FACSIMILE	GRAUBARD MILLER	DIRECT DIAL
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 16, 2013

VIA FEDERAL EXPRESS AND EDGAR

Duc Dang, Esq.

Attorney - Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. II
Registration Statement on Form S-1
Filed March 26, 2013
File No. 333-187519

Dear Mr. Dang:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated April 9, 2013, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing. We are also delivering three (3) courtesy copies of such marked filing to Folake Ayoola. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Notes to Financial Statements

Note 7 – Stockholder Equity

Common Stock, page F-11

1.	We have considered your response to prior comment 9. Please explain to us in further detail how you determined that the guidance in ASC Topic 718-10-55-8 is applicable. In addition, we are unclear how you have applied the guidance in ASC Topic 718-10-55-8. Tell us how you determined it would be appropriate to account for the shares subject to forfeiture as issued and outstanding immediately rather than waiting until the contingency is resolved. Furthermore, in your response letter on March 22, 2011 you indicated that no compensation expense would be recognized related to these shares if the contingency is resolved and the shares are no longer subject to forfeit. Please tell us whether this position as changed as a result of applying the guidance in ASC Topic 718-10-55-8.

Securities and Exchange Commission

April 16, 2013

The Company has re-evaluated its position expressed in the prior response letter based on the Staff’s comment above and determined that the guidance in ASC 718-10-55-8 does not apply to the shares subject to forfeiture. Instead, the Company has determined that the guidance of ASC 718-10-30-55 applies.

The initial purchase of common stock by the Company’s sponsor (some of which was subsequently transferred to the Company’s officers and directors) included a number of shares that are subject to forfeiture if the last sale of the Company’s common stock does not equal or exceed $13.00 per share for any 20 trading days within any 30 trading day period within four years following the closing by the Company of its initial business combination (the “Stock Price Forfeiture Provision”). The shares, including the shares subject to the Stock Price Forfeiture Provision, are owned by the holders with all the rights and privileges of a common stockholder, with the exception of transferability. As a result, all of the shares, including the shares subject to the Stock Price Forfeiture Provision, were considered issued and outstanding at the date of issuance. The purchase was an equity transaction at a fixed price for a fixed number of shares which represented the fair value of such shares at the date of issuance.

The shares subject to the Stock Price Forfeiture Provision will be held in escrow and in the event the contingency feature is not met, the holders will forfeit the shares to the Company at no cost to the Company. No additional shares will be issued if the contingency feature is met. The Company has determined that the contingency feature represents a market condition. A market condition is defined in ASC 718-10 as:

“A condition affecting the exercise price, exercisability, or other pertinent factors used in determining the fair value of an award under a share-based payment arrangement that relates to the achievement of either of the following:

a. A specified price of the issuer’s shares or a specified amount of intrinsic value indexed solely to the issuer’s shares;

b. A specified price of the issuer’s shares in terms of a similar (or index of similar) equity security (securities).”

Securities and Exchange Commission

April 16, 2013

Under the guidance of ASC 718-10-30-55, the effect of the market condition was reflected in the fair value of an award on the date of issuance of the common stock. Therefore, the Company will not record any additional compensation expense upon the resolution of the contingency.

We will revise the disclosure in the Registration Statement, as necessary, to reflect the foregoing.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mark D. Ein, CEO